Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

(I) RESIGNATION OF NON-EXECUTIVE DIRECTOR; AND

(II) APPOINTMENT OF NON-EXECUTIVE DIRECTOR

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Director(s)”) of Kingsoft Cloud Holdings Limited (the “Company”) announces that Mr. Feng Honghua (“Mr. Feng”) tendered his resignation as a non-executive Director with effect from the conclusion of the annual general meeting of the Company to be held on June 9, 2025, due to his other business commitments which require more of his attention and dedication. Following the resignation of Mr. Feng, he also ceased to act as a member of the corporate governance committee of the Board (the “Corporate Governance Committee”).

Mr. Feng confirmed that he has no claim against the Company and has no disagreement with the Board and there are no other matters with respect to his resignation that need to be brought to the attention of shareholders of the Company or The Stock Exchange of Hong Kong Limited.

The Board would like to express its sincere gratitude to Mr. Feng for his contribution to the Company during his tenure of office.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that Mr. Zhang Duo (“Mr. Zhang”) has been appointed as a non-executive director of the Company and a member of the Corporate Governance Committee with effect from the conclusion of the annual general meeting of the Company to be held on June 9, 2025.

The biographical details of Mr. Zhang are set out below:

Mr. Zhang Duo, aged 40. Mr. Zhang has served as the general manager of infrastructure technology platform department and head of the artificial intelligence platform department of Xiaomi Corporation (HKEx: 1810 (HKD counter) and 81810 (RMB counter)) since September 2024. He joined Xiaomi Corporation in 2016 and served successively as head of the storage platform department, head of infrastructure components department and the chairman of the open-source committee. From May 2021 to August 2024, he served as head of the infrastructure Research & Development department and the principal architect of Sensors Network Technology (Beijing) Co., Ltd. Mr. Zhang received his master’s degree and bachelor’s degree in Computer Science and Technology from Tsinghua University in 2010 and 2007, respectively.

Mr. Zhang has entered into a director agreement with the Company. The appointment shall be for an initial term of three years or until the third annual general meeting of the Company after his appointment (whichever is earlier), subject to re-election at the next annual general meeting of the Company in accordance with its articles of association. Either the Company or Mr. Zhang may terminate the agreement by giving not less than 30 days’ written notice. Mr. Zhang will not receive any director’s fee from the Company during his term in his capacity as a non-executive Director.

As of the date of this announcement, to the best knowledge and belief of the Board and having made all reasonable enquiries, Mr. Zhang (i) has not held any directorship in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (ii) does not have any interest in the securities of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)); (iii) does not hold any other positions in the Company or its subsidiaries or consolidated affiliated entities; and (iv) does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders (as each respectively defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”)) of the Company.

Save as disclosed in this announcement, there are no other matters which need to be brought to the attention of the shareholders of the Company regarding the appointment of Mr. Zhang or any other information that need to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules.

The Board would like to express its warmest welcome to Mr. Zhang.

By Order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Vice Chairman of the Board, Executive Director and acting Chief Executive Officer

Hong Kong, May 28, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director, Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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